Filed by Ready Capital Corporation
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Ready Capital Corporation
Commission File No.: 001-35808

UDF IV Transaction FAQ

1.	What will UDF IV shareholders receive in the Ready Capital transaction?

•	The transaction will provide significant upfront value and liquidity to our shareholders as well as ownership in a scaled, diversified NYSE-listed company with upside potential.

•	UDF IV shareholders may receive a total value of up to $5.89 per share, through a combination of:

o	Up to $2.44 per share of pre-closing cash distributions from the Trust’s own cash from its balance sheet valued at up to $75 million;

o	0.416 shares of Ready Capital common stock per UDF IV share as part of the merger consideration paid when the transaction closes; this stock consideration has an implied value of $94 million, or $3.07 per share based on Ready Capital’s closing share price on November 29, 2024; and

o	Contingent Value Rights (“CVRs”) to be issued by Ready Capital when the transaction closes that UDF IV management estimates will generate payments of up to $12 million or $0.38 per share over time (paid in additional shares of Ready Capital common stock).

•	Importantly, the total consideration of up to $5.89 per share is more than 5x the bargain basement price of $1.10 per share that NexPoint offered UDF IV shareholders in its attempt to take control of UDF IV only a few years ago.

2.	What are the benefits of this transaction for UDF IV shareholders? Why is this good for me?

•	The transaction will provide shareholders with immediate value and potential long-term upside.

o	Meaningful Upfront Cash Distribution. The transaction will facilitate significant cash distributions to UDF IV shareholders, estimated to be up to $2.44 per share between now and closing of the transaction.

o	Provides Liquid Stock Consideration and Upside Potential. As owners of Ready Capital common shares, UDF IV shareholders would own a NYSE-listed stock with a current 10-day average daily volume of 1.41 million shares and a current dividend yield of 13.6%

o	Future CVR Potential. Provides opportunity for UDF IV shareholders to receive contingent consideration and aligns incentives to generate further value from selected assets in the UDF IV portfolio.

o	Enhanced Platform; Diversification; Expertise. Enables UDF IV investors to benefit from ownership in a company with an efficient, scalable operating platform, a diversified business model, exposure to an existing broad pool of real estate debt investments, and access to the extensive expertise and resources of Ready Capital’s external manager, Waterfall Asset Management, an SEC registered investment adviser.

3.	Will this transaction happen if UDF IV Trustees are not re-elected?

•	We believe this transaction would be at serious risk if UDF IV’s Trustee nominees are not re-elected given NexPoint’s track record of acting in a manner that we believe is adverse to shareholder interests, both at UDF IV and at NexPoint-managed funds.

•	NexPoint has been waging a campaign for more than five years to take over management of the Trust. We believe their campaign is aimed at extracting the value of the Trust’s portfolio for its own benefit and to the detriment of all other shareholders.

•	Your UDF IV trustees have continued to act to protect and promote the interests of the Trust’s shareholders, including by approving the Ready Capital transaction.

•	We believe re-electing the UDF IV trustee nominees who have protected, and are protecting, your interests is imperative to help ensure the Trust is able to complete the Ready Capital transaction and deliver the compelling benefits it will create for shareholders.

4.	How can I help support this transaction?

•	For now, the best thing you can do to support this transaction is to vote “FOR” ONLY the Board’s four nominees – Lawrence S. Jones, Phillip K. Marshall, Steven J. Finkle, and J. Heath Malone – on the WHITE proxy card ahead of the 2024 Annual Meeting scheduled for December 10, 2024 (the “Annual Meeting”). Remember, only your last vote will count. Do not respond to or take action on any green card you receive from NexPoint. If you have previously voted on a green proxy card for any reason, including a “WITHHOLD” vote, please vote again on your WHITE proxy card to ensure your vote for the UDF IV Board trustees is counted.

•	Looking ahead, the transaction is subject to the approval of UDF IV shareholders, among other customary closing conditions.

•	A special meeting for UDF IV shareholders to vote specifically on this transaction will be announced in the coming weeks. Once the special meeting date is set, we will ask for your support to approve this transaction. The Ready Capital transaction is expected to close in the first half of 2025, subject to the approval of UDF IV shareholders and other customary closing conditions.

5.	Will there be a lockup period on the RC shares, or will they be freely tradeable if I choose to sell?

•	The shares of Ready Capital common stock issued to UDF IV shareholders will not be subject to a lockup and will be transferable if you elect to sell.

6.	How soon do shareholders expect to see the proceeds from the transaction after the deal is shareholder approved?

•	Closing is expected to occur in the first half of 2025 shortly after the transaction is approved by UDF IV shareholders and the other conditions to closing are satisfied. After closing, UDF IV shareholders will receive a letter of transmittal from the Exchange Agent. You will need to return a duly completed and validly executed letter of transmittal to the Exchange Agent, and such other customary documents as may be required by the Exchange Agent, in order to receive your pro rata share of the Ready Capital common stock and CVRs in connection with the Merger (the ”Merger Consideration”).

7.	Will the cash and RC stock be paid to shareholders at the same time, or will the separate components be paid at different times?

•	The special dividend to be declared and paid by UDF IV in connection with the Merger will be declared prior to the closing. As a result, UDF IV shareholders are expected to receive the special dividend before they receive the Merger Consideration.

8.	Will the CVRs be transferrable if I sell my RC stock position, or will I retain the CVRs and the potential future payout even if I sell my shares?

•	The CVRs you receive generally will not be transferrable, except for certain permitted transfers set forth in the CVR Agreement. Permitted transfers include, among others, a transfer of CVRs (a) by will or intestacy upon the death of the holder; (b) (to an inter vivos or testamentary trust in which the CVRs are to be passed to beneficiaries upon the death of the settlor or (c) pursuant to a court order.

Additional Information about the Proposed Transaction

UDF IV expects to call a special meeting of its shareholders to approve the proposed transaction and to distribute a proxy statement and other documents to its shareholders in connection with the special meeting. Ready Capital expects to file with the SEC a registration statement on Form S-4, containing a prospectus and the UDF IV proxy statement, and other documents with respect to the proposed transaction. The Ready Capital prospectus and the UDF IV proxy statement will contain important information about the proposed transaction and related matters. SHAREHOLDERS OF UDF IV ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROSPECTUS AND THE UDF IV PROXY STATEMENT (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS TO EACH OF THEM) AND OTHER RELEVANT DOCUMENTS FILED BY READY CAPITAL WITH THE SEC AND MADE AVAILABLE BY UDF IV CAREFULLY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT READY CAPITAL, UDF IV AND THE PROPOSED MERGER.

UDF IV shareholders may obtain free copies of the registration statement, the prospectus and other relevant documents filed by Ready Capital with the SEC (if and when they become available) through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by Ready Capital with the SEC are also available free of charge on Ready Capital's website at www.readycapital.com. UDF IV shareholders may obtain free copies of the proxy statement and other relevant documents made available by UDF IV free of charge on www.udfonline.com.

Forward-Looking Statements

These FAQs contain statements that constitute forward-looking statements relating to, among other things, the timing of the closing, and the benefits, of the Ready Capital transaction, the estimated amount of the special dividend to be paid to UDF IV’s shareholders, the estimated consideration expected to be paid under the CVRs and the potential future of UDF IV under NexPoint’s control. These forward-looking statements are based on management’s current expectations and are not guarantees of future performance or future events. Such forward-looking statements generally can be identified by our use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” or other similar words, and are based on current expectations and beliefs of UDF IV. Readers should be aware that there are various factors, many of which are beyond UDF IV’s control, which could cause actual results to differ materially from any forward-looking statements made in these FAQs, including, among others, the results of the trustee elections at the Annual Meeting, the risk that the Ready Capital transaction will not be consummated within the expected time period or at all; the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement; the inability to obtain UDF IV shareholder approval of the transaction or the failure to satisfy the other conditions to completion of the transaction; risks that will affect the amount of the special dividend to UDF IV shareholders; risks that will affect the amount of payments under the CVRs, if any, including, among others, the performance of specified UDF IV loans; and the outcome of any legal proceedings relating to the transaction;. Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of these FAQs. UDF IV undertakes no obligation to update its forward-looking statements, whether as a result of new information, future events or otherwise.